

Mail Stop 3720

March 31, 2009

Gregory Ruff
President
KOKO, Ltd.
6411 So. Auer Street
Spokane, Washington 99223

Re: KOKO, Ltd.
Registration Statement on Form S-1
Amendment No. 1 Filed March 30, 2009
File No. 333-157878

Dear Mr. Ruff:

        We have limited our review of your Form S-1 to consideration of your disclosure concerning the company's blank check status, the registration statement filed by QE Brushes, Inc., and related matters and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one from our letter dated March 26, 2009 and your reference to Securities Act Release No. 6932 in the disclosure added to page 14. Please note, in the paragraph after the one from which you quote, the Commission also stated that it would scrutinize offerings "for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419."

Gregory Ruff
KOKO Ltd.
March 31, 2009
Page 2

As requested previously, please provide your analysis as to why the prior and current activities of the Ruff/Bleiweis and Littler families and the proposed operations with respect to this shell company are not commensurate in scope with those ordinarily associated with a blank check and why you do not need to comply with Rule 419 of Regulation C. We may have further comment.

2. We also note the disclosure added to page 14 that you "have not indicated in any manner whatsoever" that you plan to merge with an unidentified company or companies. Please reconcile with the offer to sell Pink Sheet/OTCBB shells found on the webpage noted in our last comment letter, which references your CEO's home phone number. Additionally, please supplementally provide the staff with the names of all shells Mr. Ruff has ever offered to sell.

3. We note your response to comment two from our letter dated March 26, 2009 and the provision of the Form D dated July 17, 2007. Please disclose the circumstances surrounding this offering, as it does not appear that any securities were sold.

4. We note your response to comment two from our letter dated March 26, 2009 and the disclosure added to page 20. Please revise to disclose the basis for your belief that Mr. Ruff's and Mr. Littler's activities pose no conflicts of interest.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3257, with any questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: Conrad Lysiak

Fax: (509) 747-1770